1(650) 320-1804

jeffhartlin@paulhastings.com

79891.00003

March 8, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549

Attention:	Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance Alla Berenshteyn Amy Reischauer

Re:	Viking Therapeutics, Inc.

Registration Statement on Form S-1

Filed November 24, 2015

File No. 333-208182

Ladies and Gentlemen:

On behalf of Viking Therapeutics, Inc., a Delaware corporation (the “Company”), we submit this letter in response to the comment from the staff of the Securities and Exchange Commission (the “Commission”) received by letter from the staff of the Commission (the “Staff”) dated December 9, 2015 (the “Staff Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-208182) (the “Registration Statement”) filed with the Commission on November 24, 2015.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The Registration Statement has been revised to reflect the Company’s response to the Staff Letter. For the convenience of the Staff, we are providing by overnight delivery a courtesy package that includes three copies of this letter and three copies of Amendment No. 1 marked to show the changes from the initially filed Registration Statement.

In this letter we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto.

General

1.	Please identify the lead underwriter(s) on the prospectus cover page. Please note that we may defer further review of any amendment to your registration statement that does not include the name(s) of the lead underwriter(s).

The Company advises the Staff that Maxim Group LLC will be acting as the lead underwriter for the Company’s proposed offering. In response to the Staff’s comment, the Company has revised the prospectus cover page and other applicable sections of the Registration Statement to identify Maxim Group LLC as the lead underwriter, as well as to identify FBR Capital Markets & Co. as an additional underwriter, for the Company’s proposed offering.

Paul Hastings LLP  |   1117 S. California Avenue  |   Palo Alto, California 94304

t: +1.650.320.1800  |   www.paulhastings.com

U.S. Securities and Exchange Commission

March 8, 2016

*****

Please direct your questions or comments regarding the response or Amendment No. 1 to the undersigned at (650) 320-1804; jeffhartlin@paulhastings.com.

Thank you for your assistance.

Very truly yours,

/s/ Jeffrey T. Hartlin

Jeffrey T. Hartlin

of PAUL HASTINGS LLP

cc:	Brian Lian, Ph.D., Viking Therapeutics, Inc.